

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 26, 2017

<u>Via E-mail</u>
Reba Beeson, Esq.
WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, New York 10017
(212) 317-3800

> **Re: The Gold Trust**
> **Draft Registration Statement on Form S-1**
> **Submitted August 29, 2017**
> **CIK No. 0001618181**

Dear Ms. Beeson:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

<u>General</u>

1. Please revise to include the disclosure required in Item 407(a). To the extent you do not have a board of directors, please provide risk factor disclosure regarding your lack of a board of directors and audit committee.

2. We note your reference to an initial capitalization on page 7. Please clarify whether any shares received will be resold to the public pursuant to this registration statement. If so, please clarify the price per share at which these shares will be sold.

3. To the extent you intend to use a fact sheet, please provide us with a copy for our review

Prospectus Cover Page

4. Please revise your prospectus cover page to discuss the Fund's targeted underlying assets and investment objectives.

Risk Factors, page 8

The amount of gold represented by the Shares will continue to be reduced during the life of the Fund…, page 13

5. Please revise your disclosure to quantify the amount of trading income or profits required for the value of a share at the end of the first year to equal the initial selling price.

Description of Key Service Providers, page 32

6. Please revise your disclosure to discuss who will be responsible for verifying the Fund's holdings.

The Sponsor, page 32

7. Please include disclosure regarding the executive officers of your Sponsor or persons who perform policy making functions typically performed by an executive officer. See Item 401 of Regulation S-K and Rule 405 of Regulation C.

Creation and Redemption of Shares, page 43

Determination of Required Deposits, page 44

8. We note your disclosure on page 44 that the Creation Unit Gold Delivery Amount is calculated by multiplying the number of Shares in a Creation Unit by the number of ounces of Gold Bullion associated with Fund Shares on the Business Day after the day the creation order is accepted. Please revise your disclosure to clarify how you determine the number of ounces of Gold Bullion associated with Fund Shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher D. Menconi, Esq.
Morgan, Lewis & Bockius LLP